================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                  (RULE 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                        BINDVIEW DEVELOPMENT CORPORATION
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

                                   ----------

        CERTAIN OPTIONS TO PURCHASE COMMON STOCK, NO PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   ----------

                                   090327 10 7
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                            (UNDERLYING COMMON STOCK)

                                   ----------

                                EDWARD L. PIERCE
                             CHIEF FINANCIAL OFFICER
                        BINDVIEW DEVELOPMENT CORPORATION
                           5151 SAN FELIPE, 25TH FLOOR
                              HOUSTON, TEXAS 77056
                                 (713) 561-4000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                   COMMUNICATIONS ON BEHALF OF FILING PERSON)
                                    COPY TO:
                               ROBERT F. GRAY, JR.
                           FULBRIGHT & JAWORSKI L.L.P.
                            1301 MCKINNEY, SUITE 5100
                              HOUSTON, TEXAS 77010
                                 (713) 651-5151
                            CALCULATION OF FILING FEE

           TRANSACTION VALUATION*                                     AMOUNT OF FILING FEE*
                 $794,007.09                                                 $64.24

* The "transaction valuation" was calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 999,883 shares of common stock of BindView Development Corporation, having an aggregate value of $794,007.09, will be exchanged pursuant to the exchange offer made December 3, 2002, following the expiration of this rescission offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The aggregate value of each option to purchase one share of Common Stock of BindView Development Corporation is $0.7941. The filing fee was calculated as $80.90 per $1,000,000 of the aggregate offering amount, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory #11, effective February 25, 2003.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


                     Amount Previously Paid: Not applicable.
                    Form or Registration No.: Not applicable.
                          Filing party: Not applicable.
                           Date filed: Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

================================================================================

         THE FILING OF THIS SCHEDULE TO SHALL NOT BE CONSTRUED AS AN ADMISSION BY BINDVIEW DEVELOPMENT CORPORATION THAT THE EXCHANGE OFFER (as defined below) CONSTITUTED AN ISSUER TENDER OFFER FOR PURPOSES OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE RULES PROMULGATED THEREUNDER.

                             INTRODUCTORY STATEMENT

         This Rescission Offer Statement on Schedule TO relates to the exchange offer effected December 3, 2002 (the "Exchange Offer"), by BindView Development Corporation to exchange options to purchase shares of our common stock, no par value per share, held by eligible employees on the terms and subject to the conditions described in the Offer to Rescind the Exchange of Certain Outstanding Options for New Options, dated May 30, 2003 (the "Offer to Rescind the Exchange"), as amended.

ITEM 1. SUMMARY TERM SHEET.

The information set forth under "Summary Term Sheet" in the Offer to Rescind the Exchange, attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is BindView Development Corporation, a Texas corporation (the "Company" or "BindView"), the address of its principal executive offices is 5151 San Felipe, Suite 2500, Houston, Texas 77056, and its telephone number is (713) 561-4000. The information set forth in the Offer to Rescind the Exchange under Section 10 ("Information Concerning BindView") is incorporated herein by reference.

(b) As of May 13, 2003, there were 46,574,500 shares of the Company's common stock, no par value, outstanding. This Tender Offer Statement on Schedule TO relates to an offer by the Company to rescind the exchange of certain options, pursuant to the terms and conditions of the Offer to Exchange, held by current employees (excluding those who have received a written notification of their termination), to purchase 999,883 shares of the Company's common stock, no par value per share (the "Common Stock"), that were issued under the following stock option plans (the "Qualifying Old Options") (all such plans are sometimes hereinafter referred to collectively as the "Plans"):

                  (1)      BindView Development Corporation 1997 Incentive Plan;

                  (2)      BindView Development Corporation Stock Option Plan;

                  (3) BindView Development Corporation Incentive Stock Option Plan;

                  (4) BindView Development Corporation 1998 Omnibus Incentive Plan;

                  (5) BindView Development Corporation 2000 Indian Stock Option Plan (the "2000 Indian Plan"); and

                  (6) BindView Development Corporation 2000 Employee Incentive Plan (the "2000 Plan").

         Pursuant to the terms and subject to the conditions described in the Offer to Exchange, the new option grants (the "New Option Grants") will be granted under the 2000 Plan, or for certain employees residing outside of the United States, under the 2000 Indian Plan.

         The terms and conditions of the offer to rescind the Offer to Exchange can be found in the Notice to Withdraw from the Offer Form attached hereto as Exhibit (a)(2) (the "Notice to Withdraw form") and the Offer to Rescind the Exchange document (the Notice to Withdraw form together with the Offer to Rescind the Exchange document, as they may be amended or supplemented from time to time, the "Rescission Offer"). For each Qualifying Old Option you returned for exchange and do not rescind pursuant to the Rescission Offer, you will receive a New Option Grant. The number of shares that will be subject to each New Option Grant will be less than the number of shares subject to the applicable Surrendered Qualifying Old Option.

         The ratio by which you can determine the actual number of shares that will be subject to any New Option Grant is set forth in the table below:

  Exercise Price of
Qualifying Old Options                                 Exchange Ratio
----------------------                                 --------------
  $3.00 to $4.99                         2 New Options for 3 Qualifying Old Options
  $5.00 to $8.99                         1 New Option for 2 Qualifying Old Options
  $9.00 and above                        1 New Option for 3 Qualifying Old Options

         The New Options will be granted under, and will be subject to, the terms and conditions of the 2000 Plan, or for certain employees residing outside of the United States, under the 2000 Indian Plan. The exercise price of a New Option will be equal to the fair market value of a share of the Common Stock on the New Option Grant date. No New Options Grants will be made for fractional shares.

         The number of shares subject to each New Option Grant will be proportionately adjusted for any stock splits, stock dividends and recapitalization with respect to shares of our common stock occurring after the Expiration Date of the Offer. The information set forth in the Offer to Rescind the Exchange in the introductory pages and under "Summary Term Sheet", Section 1 ("Exchange Withdrawal; Rescission Offer Expiration Date"), Section 3 ("Status of Qualifying Old Options Not Exchanged"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

(c) The information set forth in the Offer to Rescind the Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

ITEM 3.       IDENTITY AND BACKGROUND OF FILING PERSON.

(a)           The Company is the filing person. The information set forth under
              Item 2(a) above is incorporated herein by reference.

ITEM 4.       TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer to Rescind the Exchange in the introductory pages and under "Summary Term Sheet," Section 1 ("Exchange Withdrawal; Rescission Offer Expiration Date"), Section 3 ("Status of Qualifying Old Options Not Exchanged"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 6 ("Conditions of the Rescission Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 9 ("New Options Will Differ from Qualifying Old Options"), Section 12 ("Status of Options Acquired by Us in the Rescission Offer; Accounting Consequences of the Rescission Offer"), Section 13 ("Legal Matters; Regulatory Approvals"), Section 14 ("Material U.S. Federal Income Tax Consequences"), Section 15 ("Extension of Rescission Offer; Termination; Amendment"), and Section 18 ("Miscellaneous") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5.       PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

              The information set forth in the Offer to Rescind the Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6.       PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in the Offer to Rescind the Exchange under Section 2 ("Purpose of the Exchange Offer") is incorporated herein by reference.

(b) The information set forth in the Offer to Rescind the Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 12 ("Status of Options Acquired by Us in the Rescission Offer; Accounting Consequences of the Rescission Offer") is incorporated herein by reference.

(c) The information set forth in the Offer to Rescind the Exchange under Section 2 ("Purpose of the Exchange Offer") is incorporated herein by reference.

ITEM 7.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the Offer to Rescind the Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 16 ("Fees and Expenses") is incorporated herein by reference.

(b)           Not applicable.

(d)           Not applicable.

ITEM 8.       INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in the Offer to Rescind the Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

(b) The information set forth in the Offer to Rescind the Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9.       PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(i)           Not applicable.

ITEM 10.      FINANCIAL STATEMENTS.

(a) The information set forth in the Offer to Rescind the Exchange under Section 10 ("Information Concerning BindView") and Section 17 ("Additional Information") is incorporated herein by reference.
              Item 7 ("Financial Statements and Supplementary Data") of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2002, including all material incorporated by reference therein, is incorporated herein by reference.

(b)           Not applicable.

ITEM 11.      ADDITIONAL INFORMATION.

(a) The information set forth in the Offer to Rescind the Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 13 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

(b)           Not applicable.

ITEM 12.      EXHIBITS

(a)(1) Offer to Rescind the Exchange of Certain Outstanding Options for New Options, dated May 30, 2003.

(a)(2)        Notice to Withdraw from the Offer Form

(a)(3)        Email to Employees Announcing Offer to Rescind the Exchange.

(a)(4)        Addendum for Employees in India.

(a)(5)        Confirmation of Election Email to Employees.

(a)(6) BindView Development Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission (the "Commission") on March 31, 2003, as amended on Form 10-K/A filed with the Commission on April 30, 2003, is incorporated herein by reference.

(a)(7) BindView Development Corporation Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003, filed with the Commission on May 15, 2003;

(b)           Not applicable.

(d)(1)        Incentive Stock Option Plan (incorporated by reference to
              Exhibit 10.1 to the Form S-1).

(d)(2) Stock Option Plan (incorporated by reference to Exhibit 10.2 to the Form S-1).

(d)(3) 1997 Incentive Plan (incorporated by reference to Exhibit 10.3 to the Form S-1).

(d)(4) Omnibus Incentive Plan, as amended (incorporated by reference to Exhibit 10.2 to BindView's Annual Report on Form 10-K for the year ended December 31, 1999).

(d)(5) 1998 Non-Employee Director Stock Option Plan, as amended October 26, 2001 and February 21, 2002 (incorporated by reference to
              Exhibit 10.28 to BindView's Annual Report on Form 10-K for the year ended December 31, 2001).

(d)(6) BindView Development Corporation 2000 Indian Stock Option Plan, as amended through March 30, 2001 (incorporated by reference to Exhibit 10.43 to BindView's Annual Report on Form 10-K for the year ended December 31, 2002 (the "2002 10-K")).

(d)(7) BindView Development Corporation 2000 Employee Incentive Plan, as amended through March 30, 2001 (incorporated by reference to Exhibit 10.44 to the 2002 10-K).

(g)           Not applicable.

(h)           Not applicable.

ITEM 13.      INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a)           Not applicable.


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

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                        BINDVIEW DEVELOPMENT CORPORATION

                                        By:    /s/ Edward Pierce
                                            ------------------------------------
                                            Edward L. Pierce
                                            Chief Financial Officer

Date: May 30, 2003

                                Index to Exhibits

EXHIBIT
NUMBER                               DESCRIPTION
(a)(1)        Offer to Rescind the Exchange of Certain Outstanding Options for
              New Options, dated May 30, 2003.

(a)(2)        Notice to Withdraw from the Offer Form

(a)(3)        Email to Employees Announcing Offer to Rescind the Exchange.

(a)(4)        Addendum for Employees in India.

(a)(5)        Confirmation of Election Email to Employees.

(a)(6) BindView Development Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission (the "Commission") on March 31, 2003, as amended on Form 10-K/A filed with the Commission on April 30, 2003, is incorporated herein by reference.

(a)(7) BindView Development Corporation Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003, filed with the Commission on May 15, 2003;

(b)           Not applicable.

(d)(1)        Incentive Stock Option Plan (incorporated by reference to
              Exhibit 10.1 to the Form S-1).

(d)(2) Stock Option Plan (incorporated by reference to Exhibit 10.2 to the Form S-1).

(d)(3) 1997 Incentive Plan (incorporated by reference to Exhibit 10.3 to the Form S-1).

(d)(4) Omnibus Incentive Plan, as amended (incorporated by reference to Exhibit 10.2 to BindView's Annual Report on Form 10-K for the year ended December 31, 1999).

(d)(5)        1998 Non-Employee Director Stock Option Plan, as amended October
              26, 2001 and February 21, 2002 (incorporated by reference to
              Exhibit 10.28 to BindView's Annual Report on Form 10-K for the year ended December 31, 2001).

(d)(6) BindView Development Corporation 2000 Indian Stock Option Plan, as amended through March 30, 2001 (incorporated by reference to Exhibit 10.43 to the 2002 10-K).

(d)(7) BindView Development Corporation 2000 Employee Incentive Plan, as amended through March 30, 2001 (incorporated by reference to Exhibit 10.44 to the 2002 10-K).

(g)           Not applicable.

(h)           Not applicable.


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